UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULES 13d-1(b)(c), and (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)

Asbury Automotive Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

043436104

(CUSIP Number)

September 22, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON: FS Equity Partners III, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 95-4437287
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,284,376
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,284,376
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,284,376
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.84%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON: FS Capital Partners, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 95-4439418
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,284,376
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,284,376
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,284,376
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.84%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON: FS Holdings, Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 95-4416678
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,284,376
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,284,376
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,284,376
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.84%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON: FS Equity Partners International, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 98-0151673
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 92,668
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 92,668
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,668
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.28%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON: FS&Co. International, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 98-0151773
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 92,668
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 92,668
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,668
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.28%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON: FS International Holdings Limited S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 98-0193881
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 92,668
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 92,668
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,668
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.28%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON: FS Equity Partners IV, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 95-4658859
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,545,143
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,545,143
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,545,143
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.62%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON: FS Capital Partners, L.L.C. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 95-4658858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,545,143
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,545,143
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,545,143
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.62%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

(a)	The name of the issuer is Asbury Automotive Group, Inc., a Delaware corporation (the “Issuer”).
(b)	The principal executive office of the Issuer is 622 Third Avenue, 37th Floor, New York, NY 10017.

Item 2.

(a)

The names of the filing persons in this statement are: FS Equity Partners III, L.P. (“FSEP III”), FS Capital Partners L.P. (“Capital Partners”), FS Holdings, Inc. (“Holdings”), FS Equity Partners International, L.P. (“FSEP International”), FS&Co. International, L.P. (“FS&Co.”), FS International Holdings Limited (“International Holdings”), FS Equity Partners IV, L.P. (“FSEP IV”) and FS Capital Partners, L.L.C. ((“Capital LLC”) and, together with FSEP III, Capital Partners, Holdings, FSEP International, FS&Co., International Holdings and FSEP IV, the “Filing Persons”)

(b)

FSEP III, Capital Partners, FSEP IV and Capital LLC each has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. FSEP International, FS&Co. and International Holdings each has its principal business address and its principal office at c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, P.O. Box 1111, Grand Cayman, Cayman Islands, B.W.I.

(c)

Each of FSEP III, FSEP International and FSEP IV is a Delaware limited partnership. Capital Partners is a California limited partnership. Holdings is a California corporation. FS&Co. is a Cayman Islands exempted limited partnership. International Holdings is a Cayman Islands exempted company limited by shares. Capital LLC is a California limited liability company.

(d)	This Schedule 13G related to the common stock, par value $0.01 per share, of the Issuer (the “Common Stock”).
(e)	The CUSIP number of the Common Stock is 043436104.
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐ Investment Company registered under Section 8 of the Investment Company Act
(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F)
(g)	☐ Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with §240.13d-1(b)-1(ii)(J)
Item 4.	Ownership

Asbury Automotive Holdings, L.L.C., a Delaware limited liability company (“Asbury LLC”) is the holder of record of the Common Stock reported on this Schedule 13G (the “FS Shares”). Pursuant to the limited liability company agreement of Asbury LLC (the “LLC Agreement”), Asbury LLC holds the FS Shares for the benefit of the Filing Persons. As a result of the LLC Agreement, the Filing Persons and Asbury LLC may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act. By virtue of the terms of the LLC Agreement, Ripplewood Partners, L.P. controls the management and operations of Asbury LLC.

FSEP III is attributed ownership of 2,284,376 shares of Common Stock (6.84%). By virtue of being the sole general partner of FSEP III, Capital partners may be deemed to have shared voting and dispositive power with respect to the 2,284,376 shares attributed to FSEP III. By virtue of being the sole general partner of Capital Partners, Holdings may be deemed to have shared voting power and dispositive power with respect to the 2,284,376 shares attributed to FSEP III.

FSEP International is attributed ownership of 92,668 shares of Common Stock (0.28%). By virtue of being the sole general partner of FSEP International, FS&Co. may be deemed to have shared voting and dispositive power with respect to the 92,668 shares attributed to FSEP International. By virtue of being the sole general partner of FS&Co., International Holdings may be deemed to have shared voting power and dispositive power with respect to the 92,668 shares attributed to FSEP International.

FSEP IV is attributed ownership of 3,545,143 shares of Common Stock (10.62%). By virtue of being the sole general partner of FSEP IV, Capital LLC may be deemed to have shared voting power and dispositive power with respect to 3,545,143 shares attributed to FSEP IV.

Percentage ownership is based on 33,380,443 shares of Common Stock outstanding as of September 15, 2006, as reported in the 424B5 prospectus filed by the Issuer on September 19, 2006.

Each Filing Person disclaims beneficial ownership of the shares of Common Stock owned by any other Filing Person except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Items 2 and 4.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 10, 2006

FS EQUITY PARTNERS III, L.P.

By:	FS Capital Partners, L.P.,
Its General Partner

By:	FS Holdings, Inc.
Its General Partner

By:    /s/ John M. Roth

Name: John M. Roth
Title: Vice President

FS CAPITAL PARTNERS, L.P.

By:	FS Holdings, Inc.
Its General Partner

By:	/s/ John M. Roth
Name: John M. Roth
Title: Vice President

FS HOLDINGS, INC.

By:	/s/ John M. Roth
Name: John M. Roth
Title: Vice President

FS EQUITY PARNTERS INTERNATIONAL, L.P.

By:	FS&Co. International, L.P.,
Its General Partner

By:	FS International Holdings Ltd.
Its General Partner

By:    /s/ John M. Roth

Name: John M. Roth
Title: Vice President

FS&CO. INTERNATIONAL, L.P.

By:	FS International Holdings Ltd.
Its General Partner

By:	/s/ John M. Roth
Name: John M. Roth
Title: Vice President

FS INTERNATIONAL HOLDINGS LTD.

By:	/s/ John M. Roth
Name: John M. Roth
Title: Vice President

FS EQUITY PARTNERS IV, L.P.

By:	FS Capital Partners LLC
Its General Partner

By:	/s/ John M. Roth
Name: John M. Roth
Title: Managing Member

FS CAPITAL PARTNERS LLC

By:	/s/ John M. Roth
Name: John M. Roth

                Title: Managing Member

EXHIBIT I

JOINT REPORTING AGREEMENT

In consideration of the mutual covenants herein contained, pursuant to Rule 13d-1(k)(1), each of the parties hereto represents to and agrees with the other parties as follows:

1.           Such party is eligible to file a statement or statements on Schedule 13G pertaining to the common Stock, $0.01 par value per share, of Asbury Automotive Group, Inc. to which this Joint Reporting Agreement is an exhibit for filing of the information contained herein.

2.           Such party is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, PROVIDED that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3.           Such party agrees that such statement is being filed by and on behalf of each of the parties identified herein, and that any amendment thereto will be filed on behalf of each such party. Each party hereby constitutes and appoints John M. Roth as its true and lawful attorney-in-fact to (a) execute on behalf of the undersigned all forms and other documents to be filed with the Securities and Exchange Commission (the “SEC”), any stock exchange and any similar authority amending or otherwise with respect to the Schedule 13G to which this Joint Reporting Agreement is an exhibit and (b) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to timely file such forms and documents with the SEC, any stock exchange and any other similar authority.

This Joint Reporting Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

Dated: October 10, 2006

FS EQUITY PARTNERS III, L.P.

By:	FS Capital Partners, L.P.,
Its General Partner

By:	FS Holdings, Inc.
Its General Partner

By:    /s/ John M. Roth

Name: John M. Roth
Title: Vice President

FS CAPITAL PARTNERS, L.P.

By:	FS Holdings, Inc.
Its General Partner

By:	/s/ John M. Roth
Name: John M. Roth
Title: Vice President

FS HOLDINGS, INC.

By:	/s/ John M. Roth
Name: John M. Roth
Title: Vice President

FS EQUITY PARNTERS INTERNATIONAL, L.P.

By:	FS&Co. International, L.P.,
Its General Partner

By:	FS International Holdings Ltd.
Its General Partner

By:    /s/ John M. Roth

Name: John M. Roth
Title: Vice President

FS&CO. INTERNATIONAL, L.P.

By:	FS International Holdings Ltd.
Its General Partner

By:	/s/ John M. Roth
Name: John M. Roth
Title: Vice President

FS INTERNATIONAL HOLDINGS LTD.

By:	/s/ John M. Roth
Name: John M. Roth
Title: Vice President

FS EQUITY PARTNERS IV, L.P.

By:	FS Capital Partners LLC
Its General Partner

By:	/s/ John M. Roth
Name: John M. Roth
Title: Managing Member

FS CAPITAL PARTNERS LLC

By:	/s/ John M. Roth
Name: John M. Roth
Title: Managing Member